UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934

Progressive Care Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

60741C101

(CUSIP Number)

Gregory L. White
34 School Street
Dedham, MA 02026

(617) 233-6160

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 9, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐☐

 Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60741C101

1.	Names of Reporting Person. Gregory L. White
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)

PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 3,306,628
	8.	Shared Voting Power: -0-
	9.	Sole Dispositive Power: 3,306,628
	10.	Shared Dispositive Power: -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,306,628

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 9.2(1)

14.	Type of Reporting Person (See Instructions): IN

(1) Based on 36,114,344 shares of the Issuer’s Common stock issued and outstanding as of November 10, 2014, as reported in Note 11 to the Issuer’s unaudited consolidated financial statements for the quarter ended September 30, 2014 filed with OTC Disclosure and News Service.  The Reporting Person has not independently verified this number.

CUSIP No. 60741C101

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the Common Stock, par value $.0001 per share (the “Common Stock”), of Progressive Care Inc., (the “Issuer”).  The address of the Issuer’s principal executive offices is 901 N. Miami Beach Blvd., Suite 1, 2,  North Miami Beach, FL 33162.

Item 2.	Identity and Background

(a)         Name: Gregory L. White (“Mr. White” or the “Reporting Person”)

(b)         Residence or business address for reporting Persons:  34 School Street, Dedham, MA  02026

(c)         Gregory L. White is a partner of Seyfarth Shaw LLP, an Illinois limited liability partnership, with a principal place of business located at 131 South Dearborn Street, Suite 2400, Chicago, IL  60603-5577

(d)         Gregory L. White was not, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          Gregory L. White was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order (1) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (2) finding any violation with respect to such laws.

(f)          Gregory L. White is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Gregory L. White is the beneficial owner of an aggregate of  3,306,628 shares of Common Stock which were purchased for an aggregate consideration of $89,194.00.  Mr. White’s personal and retirement funds were the source of such consideration.

Item 4.	Purpose of Transaction

 Gregory L. White acquired the above reported 3,306,628  shares of the Common Stock based on his interest in the Common Stock as an investment opportunity. He intends to continue to review his equity interest in the Issuer.  In addition, depending on his respective evaluations of the factors described below, Mr. White may from time to time purchase additional securities of the Issuer, dispose of all or a portion of the securities then held by him, or cease buying or selling such securities.  Any such additional purchases or sales of securities of the Issuer may be in the open market, in privately negotiated transactions, or otherwise.

Mr. White does not currently have any specific plans that relate to or would result in the actions described below.

(1)	Any change in the Company’s present Board of Directors or management (including the nomination, election or removal of directors);

(2)	The approval or recommendation of compensation plans;

(3)	Approvals or recommendations regarding executive compensation;

(4)	The appointment of auditors, or investment or legal advisors;

(5)	Any extraordinary corporate transactions, such as a merger, reorganization or liquidation involving the Company or its subsidiaries;

(6)	Any material change in the Company’s present capitalization, including the sale of additional capital stock, or any dividend policy;

(7)	Any other material change in the Company’s business or corporate structure;

(8)
Any change in the Company’s charter or by-laws (some of which my encourage or impede the acquisition of control of the Company by any person), including changes in the number and type of authorized capital stock;

(9)
The Company’s Common Stock being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system or registered national securities association;

(10)	The Company’s Common Stock or any other class of securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; and

(11)	Any action similar to those enumerated above.

The factors that the Reporting Person may consider in evaluating his equity interest in the Issuer include the following:  (i) the Issuer’s business and prospects; (ii) the performance of the Common Stock and the availability of the Common Stock for purchase or sale at particular price levels; (iii) the availability and nature of opportunities to dispose of the Reporting Persons’ interests; (iv) general economic conditions; (v) stock market conditions; (vi) other business and investment opportunities available to the Reporting Person; and (vii) other plans and needs of the Reporting Person.

Depending on his assessment of the foregoing factors, the Reporting Person may, from time to time, modify his present intentions as stated in this Item 4.

Item 5.	Interest in Securities of the Issuer

(a)           In the aggregate, as of January 29, 2015, the Reporting Person beneficially owns 3,306,628  shares of the Issuer’s Common Stock, representing approximately 9.2% of such class of securities.  This percentage of beneficial ownership is based on a total of 36,114,344 shares of the Common Stock outstanding as of November 10, 2014, as reported in Note 11 to the Issuer’s unaudited consolidated financial statements for the quarter ended September 30, 2014 filed with OTC Disclosure and News Service.  See Item 5(c) herein below for a description of recent transactions in the Issuer’s securities by the Reporting Person which are incorporated herein by reference.

(b)           The Reporting Person has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, 3,306,628 shares of the Issuer’s Common Stock. See Item 5(c) herein below for a description of recent transactions in the Issuer’s securities by the Reporting Person which are incorporated herein by reference.

(c)           In the 60 days preceding January 9, 2015, the date of the event requiring the filing of this statement, the Reporting Person engaged in the following transactions involving the Issuer’s Common Stock, all of which were conducted as open market purchases: (2)

On January 7, 2015, the Reporting Person purchased 930,000 shares of Common Stock at a weighted average price of $0.018 per share.

On January 8, 2015, the Reporting Person purchased 495,000 shares of Common Stock at a weighted average price of $0.030 per share.

On January 9, 2015, the Reporting Person purchased 554,000 shares of Common Stock at a weighted average price of $0.035 per share.

(2) The range of prices for the reported transactions is as follows: January 7, 2015 - $0.012-$0.030, January 8, 2015 - $0.028-$0.033 and January 9, 2015 - $0.030-$0.045.

 In the days following January 9, 2015, the date of the event requiring the filing of this statement through the date of this statement, the Reporting Person engaged in the following transactions involving the Issuer’s Common Stock, all of which were conducted as open market purchases (3)

On January 12, 2015, the Reporting Person purchased 552,000 shares of Common Stock at a weighted average price of $0.024 per share.

On January 13, 2015, the Reporting Person purchased 159,000 shares of Common Stock at a weighted average price of $0.021 per share.

On January 14, 2015, the Reporting Person purchased 66,000 shares of Common Stock at a weighted average price of $0.025 per share.

On January 21, 2015, the Reporting Person purchased 123,200 shares of Common Stock at a weighted average price of $0.031 per share.

On January 22, 2015, the Reporting Person purchased 261,800 shares of Common Stock at a weighted average price of $0.038 per share.

On January 23, 2015, the Reporting Person purchased 165,628 shares of Common Stock at a weighted average price of $0.042 per share.

(3) The range of prices for the reported transactions is as follows: January 12, 2015 - $0.019-$0.030, January 13, 2015 - $0.019-$0.025, January 14, 2015 - $0.024-$0.025, January 21, 2015 - $0.028-$0.033, January 22, 2015 - $0.034-$0.042  and January 23, 2015 - $0.040-$0.047.

(d)           No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, the 3,306,628 shares of the Common Stock reported hereby.

(e)            Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.	Material to be Filed as Exhibits

None.

 [signature page follows]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	January 29, 2015

/s/Gregory L. White.

Gregory L. White